UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   Form 10-SB


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS


        Under Section 12(b) or (g) of the Securities Exchange Act of 1934




                               TROYDEN CORPORATION
                 (Name of Small Business Issuer in its charter)



              Nevada                                      88-0346310
    (State  or  other  jurisdiction  of              (I.R.S.  Employer
     incorporation  or  organization              Identification  Number)


     1135  Terminal  Way,  Suite  209,  Reno,  Nevada               89502
     (Address  of  principal  executive  offices)              (Zip  Code)


        Registrant's telephone number, including area code: (619)960-6699



     Securities  to  be  registered  under  Section  12(b)  of  the  Act:

                                      None
                                (Title or class)


           Securities to be registered under Section 12(g) of the Act:

                          Common Stock, par value $.001
                                (Title or class)


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
                              TABLE  OF  CONTENTS

PART I
ITEM 1.   DESCRIPTION OF BUSINESS. . . . . . . . . . . . . . . .3-5

ITEM 2.   PLAN OF OPERATION. . . . . . . . . . . . . . . . . . .5-10

ITEM 3.   DESCRIPTION OF PROPERTY. . . . . . . . . . . . . . . .10-11

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN
          BENEFICIAL OWNERS AND MANAGEMENT . . . . . . . . . . .11

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
          AND CONTROL PERSONS . . . . . . . . . . . . . . . . . 11-12

ITEM 6.   EXECUTIVE COMPENSATION . . . . . . . . . . . . . . . .12

ITEM 7.   CERTAIN RELATIONSHIP AND
          RELATED TRANSACTIONS . . . . . . . . . . . . . . . . .12-13

ITEM 8.   DESCRIPTION OF SECURITIES . . . . . . . . . . . . . . 13

PART II

ITEM 1.   MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER
          MATTERS . . . . . . . . . . . . . . . . . . . . . . . 13

ITEM 2.   LEGAL PROCEEDINGS . . . . . . . . . . . . . . . . . . 13

ITEM 3.   CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS
          ON ACCOUNTING AND FINANCIAL DISCLOSURE . . . . . . . .13

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES . . . . . . . 13-14

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS . . . . . . 14

PART F/S

ITEM 1.   FINANCIAL STATEMENTS AND EXHIBITS . . . . . . . . . . 15-32



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                             PART  I

ITEM  1.  DESCRIPTION  OF  BUSINESS

BUSINESS  DEVELOPMENT

     The Company is a development stage company. The Company was incorporated in Nevada on October 10, 1995 in the State of Nevada as Troyden Corporation with authorized capital of 50,000,000 shares of Common Stock at $.001 par value. As of December 31, 1999, there are 310,000 shares of Common Stock outstanding.

RISK  FACTORS

     NO OPERATING HISTORY, REVENUE AND ASSETS. The Company has had no operating history nor any revenues or earnings from operations. The Company has little or no tangible assets or financial resources. The Company will, in all likelihood, continue to sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a profitable business opportunity. There is no assurance that the Company can identify such a business opportunity and consummate such a business combination.

     SPECULATIVE NATURE OF COMPANY'S PROPOSED OPERATIONS. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond the Company's control.

     SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS. The Company is and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be desirable target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete in seeking merger or acquisition candidates with numerous other small public companies.

     NO AGREEMENT FOR BUSINESS COMBINATION OR OTHER TRANSACTION - NO STANDARDS FOR BUSINESS COMBINATION. The Company has no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. There can be no assurance the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance the Company will be able to


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negotiate a business combination on terms favorable to the Company.  The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, and without which the Company would not consider a business combination in any form with such business opportunity. Accordingly, the Company may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

     CONTINUED MANAGEMENT CONTROL, LIMITED TIME AVAILABILITY. While seeking a business combination, Larry Davis, President of the Company anticipates devoting up to twelve hours per month to the business of the Company. Larry Davis will be the only person responsible in conducting the day to day operations of the company including searches, evaluations, and negotiations with potential merger or acquisition candidates. The Company has not entered into any written employment agreement with Larry Davis and is not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on Larry Davis. The loss of the services of Larry Davis would adversely affect development of the Company's business and its likelihood of continuing operations. See "ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS."

     CONFLICTS OF INTEREST - GENERAL. Larry Davis may in the future participate in business ventures which could be deemed to compete directly with the Company. Larry Davis is not currently serving as officer and director of any companies. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's current and future officers or directors are involved in the management of any firm with which the Company transacts business. Management has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which management serve as officers, directors or partners, or in which they or their family members own or hold any ownership interest.

     LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION. The Company has neither conducted, nor have others made available to it, results of market research indicating that market demand exists for the transactions contemplated by the Company. Moreover, the Company does not have, and does not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

     LACK OF DIVERSIFICATION. The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with a business opportunity. Consequently, the Company's activities may be limited to those engaged in by business opportunities which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

     REGULATION. Although the Company will be subject to regulation under the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in


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
securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

     PROBABLE CHANGE IN CONTROL AND MANAGEMENT. A business combination involving the issuance of the Company's Common Shares will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in the Company. Any such business combination may require management of the Company to sell or transfer all or a portion of the Company's Common Shares held by them, or resign as members of the Board of Directors of the Company. The resulting change in control of the Company could result in the removal of Larry Davis and a corresponding reduction in or elimination of his participation in the future affairs of the Company.

     POTENTIAL REDUCTION OF PERCENTAGE SHARE OWNERSHIP FOLLOWING BUSINESS COMBINATION. The Company's primary plan of operation is based upon a business combination with a private concern which, depending on the terms of merger or acquisition, may result in the Company issuing securities to shareholders of any such private company. The issuance of previously authorized and unissued Common Shares of the Company would result in reduction in percentage of shares owned by present and prospective shareholders of the Company and may result in a change in control or management of the Company.

     DISADVANTAGES OF BLANK CHECK OFFERING. The Company may enter into a business combination with an entity that desires to establish a public trading market for its shares. A business opportunity may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders and the inability or unwillingness to comply with various federal and state laws enacted for the protection of investors.

     TAXATION. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

     REQUIREMENT OF AUDITED FINANCIAL STATEMENTS MAY DISQUALIFY BUSINESS OPPORTUNITIES. Section 13 and 15(d) of the Securities Exchange Act of 1934 the


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"Exchange  Act"),  require  companies  subject  thereto  to  provide  certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited financial statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

ITEM  2.  PLAN  OF  OPERATION

     The Company intends to seek to acquire assets or shares of an entity actively engaged in business which generates revenues, in exchange for its securities. The Company has no particular acquisitions in mind and has not entered into any negotiations regarding such an acquisition. None of the Company's officers, directors, promoters or affiliates have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of an acquisition or merger between the Company and such other company as of the date of this registration statement.

EMPLOYEES

     The Company has no full time or part time employees. Larry Davis has agreed to allocate a portion of his time to the activities of the Company, without compensation. The Company anticipates that the business plan of the Company can be implemented through the efforts of Larry Davis, President of the Company, devoting up to twelve hours per month to the business affairs of the Company, consequently, conflicts of interest may arise with respect to the limited time commitment by such officer. See "ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS."

INDEMNIFICATION

     The Company shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of Nevada, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of the Company, or served any other enterprise as director, officer or employee at the request of the Company. The Board of Directors, in its discretion, shall have the power on behalf of the Company to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of the Company. See PART II, "ITEM 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS."

GENERAL  BUSINESS  PLAN

     The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to it by persons or firms who or which desire to seek the perceived advantages of an Exchange Act registered corporation. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it may


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be  able  to  participate  in  only  one  potential business venture because the
Company has nominal assets and limited financial resources. See PART F/S, "FINANCIAL STATEMENTS AND EXHIBITS." This lack of diversification should be considered a substantial risk to shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

     The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

     The Company may advertise and promote the Company in newspaper, magazines and on the Internet. The Company has not yet prepared any notices or advertisement.

     The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes), for all shareholders and other factors. Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

     The Company has, and will continue to have, no capital with which to provide the owners of business opportunities with any significant cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial public offering. The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with acquisition of a business opportunity, including the costs of preparing Form 8-K's, 10-K's or 10-KSB's, agreements and related reports and documents. The Securities Exchange Act of 1934 (the "34 Act"), specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the 34 Act. Nevertheless, the officers and directors of the Company have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

     The analysis of new business opportunities will be undertaken by, or under the supervision of, Larry Davis, who may not be considered a professional business analyst. Larry Davis, President of the Company will be the key person in the search, review and negotiation with potential acquisition or merger candidates. Management intends to concentrate on identifying preliminary prospective business opportunities which may be brought to its attention through


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present  associations of the Company's officer and director, or by the Company's shareholder. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition of acceptance of products, services, or trades; name identification; and other relevant factors. Officers and directors of the Company do not expect to meet personally with management and key personnel of the business opportunity as part of their investigation due to lack of capital. To the extent possible, the Company intends to utilize written reports and investigation to evaluate the above factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained within a reasonable period of time after closing of the proposed transaction.

     Larry Davis has limited experience in managing companies similar to the Company and shall rely upon his own efforts and, to a much lesser extent, the efforts of the Company's shareholder, in accomplishing the business purposes of the Company. It is not anticipated that any outside consultants or advisors will be utilized by the Company to effectuate its business purposes described herein. However, if the Company does retain such an outside consultant or advisor, any cash fee earned by such party will need to be paid by the prospective merger/acquisition candidate, as the Company has no cash assets with which to pay such obligation. There have been no contracts or agreements with any outside consultants and none are anticipated in the future.

     The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated such a merger or acquisition.

     It is anticipated that the Company will incur nominal expenses in the implementation of its business plan described herein. Because the Company has no capital with which to pay these anticipated expenses, Larry Davis agreed to pay these charges with his personal funds, as interest free loans to the Company. However, the only opportunity which management has to have these loans repaid will be from a prospective merger or acquisition candidate. Management has agreed that the repayment of any loans made on behalf of the Company will not impede, or be made conditional in any manner, to consummation of a proposed transaction.


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
ACQUISITION  OF  OPPORTUNITIES

     In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that the present management and shareholders of the Company will no longer be in control of the Company. In addition, the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders or may sell their stock in the Company. Any terms of sale of the shares presently held by officers and/or directors of the Company will be also afforded to all other shareholders of the Company on similar terms and conditions. Any and all such sales will only be made in compliance with the securities laws of the United States and any applicable state.

     It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has successfully consummated a merger or acquisition and the Company is no longer considered a "shell" company. Until such time as this occurs, the Company will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on the value of the Company's securities in the future, if such a market develops, of which there is no assurance.

     As part of the Company's investigation, officers and Directors of the Company may personally meet with management and key personnel, may visit and inspect material facilities, obtain analysis of verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise. The manner in which the Company participates in an opportunity will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity and the relative negotiation strength of the Company and such other management.

     With respect to any merger or acquisition, negotiations with target company management is expected to focus on the percentage of the Company which the target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant diluting effect on the percentage of shares held by the Company's then shareholders.

     The Company will participate in a business opportunity only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto, will


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specify  certain  events  of  default,  will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms.

     As stated hereinabove, the Company will not acquire or merge with any entity which cannot provide independent audited financial statements within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the 1934 Act. Included in these requirements is the affirmative duty of the Company to file independent audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the 1934 Act, or if the audited financial statements provided do not conform to the representations made by the candidate to be acquired in the closing documents, the closing documents will provide that the proposed transaction will be voidable at the discretion of the present management of the Company. If such transaction is voided, the agreement will also contain a provision providing for the acquisition entity to reimburse the Company for all costs associated with the proposed transaction.

     The Company does not intend to make any loans to any prospective acquisition or merger candidates or to unaffiliated third parties. The Company may make loans only to prospective acquisition or merger candidates only when such fund is available, the Company has entered into an acquisition or merger agreement and making a loan to the acquisition or merger candidate is beneficial to the Company. The criteria that will be used in determining whether to make loans is the availability and the need of cash by the acquisition or merger candidate in order to complete the acquisition or merger. The loan may be either secured or non-secured depending on the result of negotiation and there are no limitations as to the amounts that may be loaned.

     The Company does not intends to provide the Company's security holders with any complete disclosure documents, including audited financial statements, concerning an acquisition or merger candidate and its business prior to the consummation of any acquisition or merger transaction.

COMPETITION

     The Company will remain an insignificant participant among the firms that engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

ITEM  3.  DESCRIPTION  OF  PROPERTY.

     The Company currently maintains a mailing address of 1135 Terminal Way, Suite 209, Reno, NV 89502, which is the address of its resident agent. The Company pays no rent for the use of this mailing address. The Company does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations described herein.

ITEM  4.  SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT.

PRINCIPAL  STOCKHOLDERS

     The following table sets forth certain information as of December 31, 1999 regarding the beneficial ownership of the Company's Common Stock by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock, (ii) by each Director and executive officer of the Company and (iii) by all executive officer and Directors of the Company as a group. Each of the persons named in the table has sole voting and investment power with respect to Common Stock beneficially owned.

                                     Number  of          Percentage  of
Name  of  Stockholder               Shares  Owned        Shares  owned
Larry  Davis                           20,000                6.45%
1839  Denstone  Place
Lemon  Grove,  CA  91945
President,  Director

Teresa  Gardner,                       10,000                3.23%
4815  Del  Mar  Ave.
San  Diego,  CA  92107
Secretary,  Treasurer,  Director

ITEM  5.  DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS.

OFFICERS  AND  DIRECTORS

     The following table sets forth certain information concerning each of the Company's directors and executive officers:

     Name               Age          Position
     Larry  Davis        41          President,  and  Director
     Teresa  Gardner     24          Secretary,  Treasurer,  and  Director

     The Officers and Directors identified in above table are the Company's only promoters.

CONFLICTS  OF  INTEREST

     The officer and director of the Company is and may in the future become shareholder, officer or director of other companies which may be formed for the purpose of engaging in business activities similar to those conducted by the Company. Accordingly, additional direct conflicts of interest may arise in the future with respect to such individual acting on behalf of the Company or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individual in the performance of his duties or otherwise. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

     There are no agreements or understandings for Larry Davis to resign at the request of another person and that Larry Davis is not acting on behalf of or will act at the direction of any other person except at the time of the acquisition or merger and at the request of the controlling persons of the acquisition or merger candidate. The Company expects that the controlling persons of the acquisition or merger candidate will ask all of the current Officers and Directors to resign at the time of the acquisition or merger because they will become controlling persons of the Company.

REGULATION  AND  TAXATION

The Investment Company Act of 1940 defines an "investment company" as an issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading of securities. While the Company does not intend to engage in such activities, the Company could become subject to regulation under the Investment Company Act of 1940 in the event the Company obtains or continues to hold a minority interest in a number of development stage enterprises. The Company could be expected to incur significant registration and compliance costs if required to register under the Investment Company Act of 1940. Accordingly, management will continue to review the Company's activities from time to time with a view toward reducing the likelihood that the Company could be classified as an "investment company."

The Company intends to structure a merger or acquisition in such a manner as to minimize Federal and state tax consequences to the Company and to any target company.

ITEM  6.  EXECUTIVE  COMPENSATION.

     No compensation is paid or anticipated to be paid by the Company beside the 10,000 shares of Common Stock that was issued to Teresa Gardner on December 8, 1999 for being an officer and director of the Company for the since November 1996. It is possible that upon an acquisition some compensation may be paid to management. On acquisition of a business opportunity, current management may resign and be replaced by persons associated with the business opportunity acquired, particularly if the Company participates in a business opportunity by effecting a reorganization, merger or consolidation. If any member of current management remains after effecting a business opportunity acquisition, that member's time commitment will likely be adjusted based on the nature and method of the acquisition and location of the business which cannot be predicted. Compensation of management will be determined by the new board of directors, and shareholders of the Company will not have the opportunity to vote on or approve such compensation.

Directors  currently  receive  no  compensation  for  their duties as directors.

     No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

ITEM  7.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS.

     In connection with organizing the Company, on October 12, 1995, persons consisting of its officers, directors, and other individuals were issued a total of 300,000 shares of Common Stock at a value of $.01 per share. On December 8, 1999, 10,000 shares were issued to Teresa Gardner for serving as an officer and director of the Company since November 1996 without compensation resulting in a total of 310,000 shares outstanding. Prior to the issuance on December 8, 1999, Teresa Gardner was not previously a shareholder of the Company.

ITEM  8.  DESCRIPTION  OF  SECURITIES.

COMMON  STOCK

     The Articles of Incorporation currently authorizes the Company to issue fifty million (50,000,000) shares of Common Stock at $.001 par value. Each holder of the Common Stock shall be entitled to one vote for each share of Common Stock held. As of December 31, 1999, there are three hundred and ten thousand (310,000) shares of Common Stock outstanding.

     Upon liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the Company's Common Stock issued and outstanding are fully-paid and non-assessable. Holders of the Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefor.


                             PART  II

ITEM  1.  MARKET  FOR  COMMON  EQUITY  AND  RELATED  STOCKHOLDER  MATTERS.

     The Company's Common Stock has never been trading. The Company plans to apply to have its Common Stock traded on the over-the-counter market and listed on the OTC Bulletin Board. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

     As of December 31, 1999, the number of holders of the Company's Common Stock was 31.

DIVIDEND  POLICY

     The Company has not paid any cash dividends on its Common Stock and presently intends to continue a policy of retaining earnings, if any, for reinvestment in its business.

ITEM  2.  LEGAL  PROCEEDINGS.

     The  Company  is  not  a  party  to  any  legal  proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     The Company has not changed accountants since its formation and there are no disagreements with the findings of said accountants.

ITEM  4.  RECENT  SALES  OF  UNREGISTERED  SECURITIES.

     The  Company  has  not  had  any  recent  sales of unregistered securities.

     There have been no sales of the Company's securities. As noted above, in connection with organizing the Company, on October 12, 1995, persons consisting of its officers, directors, and other individuals were issued a total of 300,000 shares of Common Stock at a value of $.01 per share. On December 8, 1999, an additional 10,000 shares were issued, resulting in a total of 310,000 shares outstanding.

ITEM  5.  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS.

     The Company shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of Nevada, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of the Company, or served any other enterprise as director, officer or employee at the request of the Company. The Board of Directors, in its discretion, shall have the power on behalf of the Company to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of the Company.

INDEMNIFICATION OF OFFICERS OR PERSONS CONTROLLING THE COMPANY FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, IS HELD TO BE AGAINST PUBLIC POLICY BY THE SECURITIES AND EXCHANGE COMMISSION AND IS THEREFORE UNENFORCEABLE.

                             PART  F/S

ITEM  1.  FINANCIAL  STATEMENTS  AND  EXHIBITS.

(a)  The following financial statements of the Company are filed as part of this
Report:

(1) Financial Statements                                           Page
              Report of Independent Auditors                       F-1
              Balance Sheet as of December 31, 1999                F-2
              Statements of Operations,
                 For the Years Ended December 31, 1999 and
                 September 30, 1999                                F-3
              Statements of Cash Flows,
                 For the Years Ended December 31, 1999 and
                 September 30, 1999                                F-4
              Notes to Financial Statements as of
                 December 31, 1999.                                F-5

SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February  29,  2000      By:  /s/  Larry  Davis
                                     -----------------
                                     President
CONSIDINE  &  CONSIDINE
----------------------------
CERTIFIED  PUBLIC  ACCOUNTANTS


                     REPORT  OF  INDEPENDENT  AUDITORS


To  the  Stockholders
Troyden  Corporation


We have audited the accompanying balance sheets of Troyden Corporation as of December 31, 1999, September 30, 1999, and 1998, and the related statements of operations, changes in stockholders' equity, and cash flows for the three months and years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements base on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Troyden Corporation as of December 31, 1999, and September 30, 1999, and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


/s/  CONSIDINE  &  CONSIDINE
CONSIDINE  &  CONSIDINE
An  Accountancy  Corporation


January  25,  2000


San  Diego,  California
August  10,  1999


      1501  Fifth  Avenue,  Suite  400,  San  Diego,  CA  92101-3202,
          TEL  (619)  231-1977,  FAX  (619)  231-8244

                                     TROYDEN CORPORATION
                                        BALANCE SHEETS

                                                   3  MONTHS    12  MONTHS  12  MONTHS
                                                     ENDED        ENDED       ENDED
                                                   12/31/99     09/30/99    09/30/98

                                            ASSETS

CURRENT ASSETS
   Stockholder Advance (Note 3)                      $      0   $      0    $  8,121
   1139 Refund Receivable (Note 6)                          0          0       1,203
                                                   -----------  ---------  ----------
                                                            0          0       9,324

PROPERTY AND EQUIPMENT (Note 4)                             0          0         262

OTHER ASSETS
   Organization Costs (Note 5)                             75        100         209
                                                   -----------  ---------  ----------

TOTAL ASSETS                                               75        100       9,795
                                                   ===========  =========  ==========

                              LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Bank Overdraft                                           0          0           0
   Accrued Income Taxes (Note 6)                       16,460     14,367      14,698
                                                   -----------  ---------  ----------
                                                       16,460     14,367      14,698

STOCKHOLDERS' EQUITY
   Common Stock (Note 7)                                3,010      3,000       3,000
   Accumulated Deficit                                (19,395)   ( 9,146)    ( 7,903)
   Dividends                                                0    ( 8,121)          0
                                                   -----------  ---------  ----------
                                                      (16,385)   (14,267)    ( 4,903)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                $75    $   125     $ 9,795
                                                   ===========  =========  ==========

                             See Accompanying Notes

                                      TROYDEN CORPORATION
                                   STATEMENTS OF OPERATIONS

                               3 MONTHS        12 MONTHS    12 MONTHS
                                ENDED            ENDED        ENDED
                               12/31/99        09/30/99     09/30/98

REVENUE
   Management Fees             $     0         $      0     $     0

OPERATING EXPENSES
   Amortization                     84              109          91
   Automobile                        0                0       2,888
   Bank Charges                      0                0         447
   Depreciation                    188              188         151
   Loss on Disposal of Asset        74               74           0
   Meals & Entertainment             0                0         787
   Office Supplies                   0                0         598
   Penalties & Interest             59               72          66
   Professional Services             0                0         936
   Rent                              0                0           0
   Repairs & Maintenance             0                0           0
   Tax & License                     0                0          35
   Telephone                         0                0          60
   Travel                            0                0       2,395
                               -----------    ----------    --------
                                   405              443       8,454
                               -----------    ----------    --------

LOSS BEFORE TAX                 (  405)           ( 443)     (8,454)

INCOME TAX EXPENSE (Note 6)        800              800         800
                               -----------    ----------    --------

NET LOSS                        (2,128)          (1,243)     (9,254)
                               ===========    ==========    ========

                             See Accompanying Notes

                                               TROYDEN CORPORATION
                                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                         3 MONTHS      12 MONTHS       12 MONTHS
                                           ENDED         ENDED           ENDED
                                         12/31/99      09/30/99        09/30/98

COMMON STOCK - BEGINNING OF YEAR         $   3,000     $  3,000        $  3,000
   Common Stock Issued                          10            0               0
                                         ----------    ---------       ---------
COMMON STOCK - END OF YEAR                   3,010        3,000           3,000


ACCUMULATED DEFICIT - BEGINNING OF YEAR   ( 17,267)    (  7,903)            148
   1139 Tax Refund                               0            0           1,203
   Net Loss                               (  2,128)    (  1,243)       (  9,254)
   Dividends

                                         ----------    ---------       ---------
ACCUMULATED DEFICIT - END OF YEAR         ( 19,395)    ( 17,267)       (  7,903)



TOTAL SHAREHOLDERS' EQUITY               $( 16,385)    ( 14,267)      $(  4,903)
                                         ==========    =========      ==========

                             See Accompanying Notes

                               TROYDEN CORPORATION
                            STATEMENTS OF CASH FLOWS



                                          3 MONTHS     12 MONTHS    12 MONTHS
                                            ENDED        ENDED        ENDED
                                          12/31/99     09/30/99     09/30/98
CASH FLOWS FROM OPERATING ACTIVITIES
   Net Loss                              $   (2,128)  $   (1,205)  $  (9,254)


ADJUSTMENTS TO RECONCILE NET LOSS TO
 NET CASH USED BY OPERATING ACTIVITIES
   Depreciation and Amortization                 25          297         242
   Loss on Disposal of Assets                     0           74           0
   Decrease/(Increase) in 1139 Refund             0        1,203      (1,203)
   Increase/(Decrease) in Accrued Taxes       2,103         (331)        866


   Increase in Retained Earnings for
    1139 Refund                                   0            0       1,203
                                         -----------  -----------  ----------
                                              2,128        1,243       1,108
                                         -----------  -----------  ----------
NET CASH USED BY OPERATING ACTIVITIES             0            0      (8,146)


CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of Property and Equipment             0            0           0


CASH FLOWS FROM FINANCING ACTIVITIES
   Payments Received on Stockholder
    Advance                                       0            0      13,137
                                         -----------  -----------  ----------
NET INCREASE/(DECREASE) IN CASH                   0            0       4,991


CASH, BEGINNING                                   0            0      (4,991)
                                         -----------  -----------  ----------


CASH, ENDING                             $        0   $        0   $       0
                                         ===========  ===========  ==========


SUPPLEMENTAL DISCLOSURES
   Interest Paid                         $        0   $        0   $       0
   Income Taxes Paid                     $        0   $        0   $       0

SUPPLEMENTAL  DISCLOUSRES  OF  NON-CASH  FINANCING  ACTIVITIES
   The Stockholder Advance of $8,121 at September 30, 1998, was recorded as a Dividend on July 31, 1999.

                             See Accompanying Notes

                               TROYDEN CORPORATION
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE  1   THE  COMPANY

          Troyden Corporation has existed as a development stage company which is seeking to acquire business opportunities not yet identified.

NOTE  2   SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

          Basis of Accounting - The financial statements have been prepared using the accrual method in conformity with generally accepted accounting principles.

          Cash - The Company considers financial instruments with a fixed maturity date of less than three months to be cash equivalents.

          Property and Equipment - Property and Equipment are carried at cost. Depreciation is computed using the straight-line method of depreciation over the assets' estimated useful life of five years. Maintenance and repairs are charged to the expense as incurred; major renewals and betterments are capitalized. When items of property and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is included in income.

          Organization Costs - The costs associated with the formation of Troyden Corporation have been capitalized and are being amortized over a five year period using the straight-line method.

          Deferred Taxes - The Company has adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes. SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactments of changes in the tax law or rates. Management has elected not to recognize any deferred tax due to its relative immaterially to the overall financial statements.

          The Company has elected to change its fiscal and tax year-end from September 30 to December 31 effective December 31, 1999.

          Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE  3   STOCKHOLDER  ADVANCE

          The Stockholder Advance represents amounts borrowed by Troy and Dennese Flowers, then President and Secretary. The advance was distributed as a dividend as of July 31, 1999.

NOTE  4   PROPERTY  AND  EQUIPMENT

          Property and equipment are summarized as follows:

                           3 MONTHS    12 MONTHS   12 MONTHS
                             ENDED       ENDED       ENDED
                           12/31/99    09/30/99    09/30/98
                          ----------  ----------  ----------
Cell Phones               $        0  $        0  $   1,251
Computers                          0           0      2,750
                          ----------  ----------  ----------
                                   0           0      4,001
Accumulated Depreciation           0           0   (  3,739)
                          ----------  ----------  ----------
                          $        0  $        0  $     262
                          ==========  ==========  ==========

NOTE  5   ORGANIZATION  COSTS

          Organization costs are shown net of $425 in accumulated amortization for the three months ended December 31, 1999, and $400 and $291 for the years ended September 31, 1999, and 1998, respectively.

NOTE  6   INCOME  TAXES

          Income Taxes are summarized as follows:

                                 1999       1998        1997
                             ----------  ----------  ----------
Taxable Loss               $    (1,328)  $    (405)  $  (8,454)
Taxes:
  Federal                            0           0           0
  State                            800         800         800
                           ------------  ----------  ----------
Income Tax Expense                 800         800         800

Add: Prior Year's Tax Due       14,367      14,698      13,832
     Interest & Penalties        1,293          72          66
Less:  Taxes Paid                    0           0           0
  1139 Refund                        0      (1,203)          0
                           ------------  ----------  ----------
Accrued Income Tax              16,460   $  14,354   $  14,698
                           ============  ==========  ==========

NOTE  7   COMMON  STOCK

          There are 50,000 shares of $.001 par common stock authorized, with 310,000 shares issued and outstanding. The outstanding shares are owned by 31 shareholders.

PART  III

Item  1.  Index  to  Exhibits.

Exhibit  1.  Articles  of  Incorporation.

Exhibit  2.  Bylaws.

Exhibit  3.  Consent  of  Considine  &  Considine, Certified Public Accountants.



EXHIBIT  2(a).  ARTICLES  OF  INCORPORATION.

                            ARTICLES OF INCORPORATION
                                       OF
                               TROYDEN CORPORATION

         FILED
IN  THE  OFFICE  OF  THE
  STATE  OF  NEVADA

    OCT  10,  1995

DEAN  HELLER  SECRETARY  OF  STATE
     /S/  DEAN  HELLER
        17649-95

Know  all  men  by  these  present;
That the undersigned, have this day voluntarily associated ourselves together for the purposes of forming a corporation under and pursuant of Nevada Revised Statutes 78.010. to Nevada Revised Statues 78.090 inclusive, as amended, and certify that;

1.  The  name  of  this  corporation  is:

                         Troyden  Corporation

2. Offices for the transaction of any business of the Corporation, and where meetings of the Board of Directors and of Stockholders may be held, may be established and maintained in any part of the State of Nevada, or in any other state, territory, or possession of the United States.

3.  The  nature  of  the  business  is  to  engage  in  any  lawful  activity.

4. The Capital Stock shall consist of 50,000 shares of common stock, $.001 par value.

5. The members of the governing board of the corporation shall be styled Directors, of which there shall be no less than 1. The Directors of this corporation need not be shareholders. The first Board of Directors is: Daniel Winter, whose address is 3181 C Pinehurst, Las Vegas, NV 89109.

6.  This  corporation  shall  have  perpetual  existence.

7. The name and address of each of the incorporators signing these Articles of Incorporation are as follows: Daniel Winter, whose address is 3181 C Pinehurst, Las Vegas, NV 89109.

8. This Corporation shall have a president, a secretary, a treasurer, and a resident agent, to be chosen by the Board of Directors, any person may hold two or more offices.

9. The resident agent of this Corporation shall be Daniel Winter, 3181 C Pinehurst, Las Vegas, NV 89109.

10. The Capital Stock of the corporation, after the fixed consideration thereof has been paid or performed, shall not be subject to assessment, and the individual liable for the debts and liabilities of the Corporation, and the Articles of Incorporation shall never be amended as the aforesaid provisions.

11. No director or officer of the corporation shall be personally liable to the corporation of any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such Director or officer provided, however, that the foregoing provision shall not eliminate or limit the liability of a Director or officer for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or the payment of dividends in violation of Section 78.300 of the Nevada Revised Statues. Any repeal or modification of this Article of the Stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts or omissions prior to such repeal or modification.

I, the undersigned, being the incorporator herein above named for the purpose of forming a corporation pursuant to the general corporation law of the State of Nevada, do make and file these Articles of Incorporation, hereby declaring and certifying that the facts within stated are true, and accordingly have hereunto set my hand this 10th day of October, 1995.

/s/  Daniel  Winter
3181  C  Pinehurst
Las  Vegas,  NV  89109


EXHIBIT  2(b).  BYLAWS.

                            (A  Nevada  Corporation)

                                     BYLAWS
                                       OF
                               TROYDEN CORPORATION

                                    ARTICLE I

                             MEETING OF STOCKHOLDERS

SECTION 1. The annual meeting of the stockholders of the Company shall be held at its office in the City of Las Vegas, Clark County, at 10:00 o'clock a.m. on the 10th day of October in each year, if not a legal holiday, and if a legal holiday, then on the next succeeding day not a legal holiday, for the purpose of electing directors of the Company to serve during the ensuing year and for the transaction of such other business as may be brought before the meeting.

At least five days' written notice specifying the time and place, when and where, the annual meeting shall be convened, shall be mailed in a United States Post Office addressed to each of the stockholders of record at the time of issuing the notice at his or her, or its address last known, as the same appears on the books of the Company.

SECTION 2. Special meetings of the stockholders may be held at the office of the Company in the State Of Nevada, or elsewhere, whenever called by the President, or by the Board of Directors, or by vote of, or by an instrument in writing signed by the holders of 51% of the issued and outstanding capital stock of the Company. At least ten days' written notice of such meeting, specifying the day and hour and place, when and where such meeting shall be convened, and objects for calling the some, shall be mailed in a United States Post Office, addressed to each of the stockholders of record at the time of issuing the notice, at his or her or its address last known, as the some appears on the books of the Company.

SECTION 3. If all the stockholders of the Company shall waive notice of a meeting, no notice of such meeting shall be required, and whenever all of the stockholders shall meet in person or by proxy, such meeting shall be valid for all purposes without call or notice, and at such meeting any corporate action may be taken.

The written certificate of the officer or officers calling any meeting setting forth the substance of the notice, and the time and place of the mailing of the same to the several stockholders, and the respective addresses to which the some were mailed, shall be prima facie evidence of the manner and fact of the calling and giving such notice.

If the address of any stockholder does not appear upon the books of the Company, it will be sufficient to address any notice to such stockholder at the principal office of the corporation.

SECTION 4. All business lawful to be transacted by the stockholders of the Company may be transacted at any special meeting or at any adjournment thereof. Only such business, however, shall be acted upon at special meeting of the stockholders as shall have been referred to in the notice calling such meetings, but at any stockholders' meeting at which all of the outstanding capital stock of the Company is represented, either in person or by proxy, any lawful business may be transacted, and such meeting shall be valid for all purposes.

SECTION 5. At the stockholders' meetings the holders of fifty-one percent (51 %) in amount of the entire issued and outstanding capital stock of the Company, shall constitute a quorum for all purposes of such meetings.

If the holders of the amount of stock necessary to constitute a quorum shall fail to attend, in person or by proxy, at the time and place fixed by these By-Laws for any annual meeting, or fixed by a notice as above provided for a special meeting, a majority in interest of the stockholders present in person or by proxy may adjourn from time to time without notice other than by announcement at the meeting, until holders of the amount of stock requisite to constitute a quorum shall attend. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted as originally called.

SECTION 6. At each meeting of the stockholders every stockholder shall be entitled to vote in person or by his duly authorized proxy appointed by instrument in writing subscribed by such stockholder or by his duly authorized attorney. Each stockholder shall have one vote for each share of stock standing registered in his or her or its name on the books of the corporation, ten days preceding the day of such meeting. The votes for directors, and upon demand by any stockholder, the votes upon any question before the meeting, shall be viva voce.

At each meeting of the stockholders, a full, true and complete list, in alphabetical order, of all the stockholders entitled to vote at such meeting, and indicating the number of shares held by each, certified by the Secretary of the Company, shall be furnished, which list shall be prepared at least ten days before such meeting, and shall be open to the inspection of the stockholders, or their agents or proxies, at the place where such meeting is to be held, and for ten days prior thereto. Only the persons in whose names shares of stock are registered on the books of the Company for ten days preceding the date of such meeting, as evidenced by the list of stockholders, shall be entitled to vote at such meeting. Proxies and powers of Attorney to vote must be filed with the Secretary of the Company before an election or a meeting of the stockholders, or they cannot be used at such election or meeting.

SECTION 7. At each meeting of the stockholders the polls shall be opened and closed; the proxies and ballots issued, received, and be taken in charge of, for the purpose of the meeting, and all questions touching the qualifications of voters and the validity of proxies, and the acceptance or rejection of votes, shall be decided by two inspectors. Such inspectors shall be appointed at the meeting by the presiding officer of the meeting.

SECTION 8. At the stockholders' meetings, the regular order of business shall be as follows:

     1.  Reading  and  approval  of the Minutes of previous meeting or meetings;

     2. Reports of the Board of Directors, the President, Treasurer and Secretary of the Company in the order named;

     3.  Reports  of  Committee;

     4.  Election  of  Directors;

     5.  Unfinished  Business;

     6.  New  Business;

     7.  Adjournment.

                                   ARTICLE 11

                          DIRECTORS AND THEIR MEETINGS

SECTION 1. The Board of Directors of the Company shall consist of no less than one person who shall be chosen by the stockholders annually, at the annual meeting of the Company, and who shall hold office for one year, and until their successors are elected and qualify.

SECTION 2. When any vacancy occurs among the Directors by death, resignation, disqualification or other cause, the stockholders, at any regular or special meeting, or at any adjourned meeting thereof, or the remaining Directors, by the affirmative vote of a majority thereof, shall elect a successor to hold office for the unexpired portion of the term of the Director whose place shall have become vacant and until his successor shall have been elected and shall qualify.

SEC71ON 3. Meeting of the Directors may be held at the principal office of the Company in the state of Nevada, or elsewhere, at such place or places as the Board of Directors may, from time to time, determine.

SECTION 4. Without notice or call, the Board of Directors shall hold its first annual meeting for the year immediately after the annual meeting of the stockholders or immediately after the election of Directors at such annual meeting.

Regular meetings of the Board of Directors shall be held at the office of the Company in the City of Las Vegas, State of Nevada on May I at I 1:00 o'clock in the a.m. Notice of such regular meetings shall be mailed to each Director by the Secretary at least three days previous to the day fixed for such meetings, but no regular meeting shall be held void or invalid if such notice is not given, provided the meeting is held at the time and place fixed by these By-Laws for holding such regular meetings.

Special meetings of the Board of Directors may be held on the call of the President or Secretary on at least three days notice by mail or telegraph.

Any meeting of the Board, no matter where held, at which all of the members shall be present, even though without or of which notice shall have been waived by all absentees, provided a quorum shall be present, shall be valid for all purposes unless otherwise indicated in the notice calling the meeting or in the waiver of notice.

Any and all business may be transacted by any meeting of the Board of Directors, either regular or special.

SECTION 5. A majority of the Board of Directors in office shall constitute a quorum for the transaction of business, but if at any meeting of the Board there be less than a quorum present, a majority of those present may adjourn from time to time, until a quorum shall be present, and no notice of such adjournment shall be required. The Board of Directors may prescribe rules not in conflict with these By-Laws for the conduct of its business; provided, however, that in the fixing of salaries of the officers of the corporation, the unanimous action of all of the Directors shall be required.

SECTION  6.  A  Director  need  not  be  a  stockholder  of  the  corporation.

SECTION 7. The Directors shall be allowed and paid all necessary expenses incurred in attending any meeting of the Board, but shall not receive any compensation for their services as Directors until such time as the Company is able to declare and pay dividends on its capital stock.

SECTION 8. The Board of Directors shall make a report to the stockholders at annual meetings of the stockholders of the condition of the Company, and shall, at request, furnish each of the stockholders with ci true copy thereof.

The Board of Directors in its discretion may submit any contract or act for approval or ratification at any annual meeting of the stockholders called for the purpose of considering any such contract or act, which, it approved, or ratified by the vote of the holders of a majority of the capital stock of the Company represented in person or by proxy at such meeting, provided that a lawful quorum of stockholders be there represented in person or by proxy, shall be valid and binding upon the corporation and upon all the stockholders thereof, as if it had been approved or ratified by every stockholder of the corporation.

SECTION 9. The Board of Directors shall have the power from time to time to provide for the management of the offices of the Company in such manner as they see fit, and in particular from time to time to delegate any of the powers of the Board in the course of the current business of the Company to any standing or special committee or to any officer or agent and to appoint any persons to be agents of the Company with such powers (including the power to subdelegate), and upon such terms as may be deemed fit.

SECTION 10. The Board of Directors is vested with the complete and unrestrained authority in the management of all the affairs of the Company, and is authorized to exercise for such purpose as the General Agent of the Company, its entire corporate authority.

SECTION 11. The regular order of business at meetings of the Board of Directors shall be as follows:

     1. Reading and approval of the minutes of any previous meeting or meetings;

     2.  Reports  of  officers  and  committeemen;

     3.  Election  of  officers;

     4.  Unfinished  business;

     5.  New  business;

     6.  Adjournment.

                                   ARTICLE III

                            OFFICERS AND THEIR DUTIES

SECTION 1. The Board of Directors, at its first and after each meeting after the annual meeting of stockholders, shall elect a President, a Secretary and a Treasurer, to hold office for one year next coming, and until their successors are elected and qualify. The offices of the President, Secretary, and Treasurer may be held by one person.

Any  vacancy  in  any  of  said offices may be filled by the Board of Directors.

The Board of Directors may from time to time, by resolution, appoint such additional Vice Presidents and additional Assistant Secretaries, Assistant Treasurer and Transfer Agents of the Company as it may deem advisable; prescribe their duties, and fix their compensation, and all such appointed officers shall be subject to removal at any time by the Board of Directors. All officers, agents, and factors of the Company shall be chosen and appointed in such manner and shall hold their office for such terms as the Board of Directors may by resolution prescribe.

SECTION 2. The President shall be the executive officer of the Company and shall have the supervision and, subject to the control of the Board of Directors, the direction of the Company's affairs, with full power to execute all resolutions and orders of the Board of Directors not especially entrusted to some other officer of the Company. He shall be a member of the Executive Committee, and the Chairman thereof; he shall preside at all meetings of the Board of Directors, and at all meetings of the stockholders, and shall sign the Certificates of Stock issued by the Company, and shall perform such other duties as shall be prescribed by the Board of Directors.

SECTION 3. The Vice-President shall be vested with all the powers and perform all the duties of the President in his absence or inability to act, including the signing of the Certificates of Stock issued by the Company, and he shall so perform such other duties as shall be prescribed by the Board of Directors.

SECTION 4. The Treasurer shall have the custody of all the funds and securities of the Company. When necessary or proper he shall endorse on behalf of the Company for collection checks, notes, and other obligations; he shall deposit all monies to the credit of the Company in such bank or banks or other depository as the Board of Directors may designate; he shall sign all receipts and vouchers for payments made by the Company, except as herein otherwise provided. He shall sign with the President all bills of exchange and promissory notes of the Company; he shall also have the care and custody of the stocks, bonds, certificates, vouchers, evidence of debts, securities, and such other property belonging to the Company as the Board of Directors shall designate; he shall sign all papers required by low or by those Bylaws or the Board of Directors to be signed by the Treasurer. Whenever required by the Board of Directors, he shall render a statement of his cash account, he shall enter regularly in the books of the Company to be kept by him for the purpose, full and accurate accounts of all monies received and paid by him on account of the Company. He shall at all reasonable times exhibit the books of account to any Directors of the Company during business hours, and he shall perform all acts incident to the position of Treasurer subject to the control of the Board of Directors.

The Treasurer shall, if required by the Board of Directors, give bond to the Company conditioned for the faithful performance of all his duties as Treasurer in such sum, and with such surety as shall be approved by the Board of Directors, with expense of such bond to be borne by the Company.

SECTION 5. The Board of Directors may appoint an Assistant Treasurer who shall have such powers and perform such duties as may be prescribed for him by the Treasurer of the Company or by the Board of Directors, and the Board of Directors shall require the Assistant Treasurer to give a bond to the Company in such sum and with such security as it shall approve, as conditioned for the faithful performance of his duties as Assistant Treasurer, the expense of such bond to be borne by the Company.

SECTION 6. The Secretary shall keep the Minutes of all meetings of the Board of Directors and the Minutes of all meetings of the stockholders and of the Executive Committee in books provided for that purpose. He shall attend to the giving and serving of all notices of the Company; he may sign with the President or Vice-President, in the name of the Company, all contracts authorized by the Board of Directors or Executive Committee; he shall affix the corporate seal of the Company thereto when so authorized by the Board of Directors or Executive Committee; he shall have the custody of the corporate seal of the Company; he shall affix the corporate seal to all certificates of stock duly issued by the Company; he shall have charge of Stock Certificate Books, Transfer books and Stock Ledgers, and such other books and papers as the Board of Directors or the Executive Committee may direct, all of which shall at all reasonable times be open to the examination of any Director upon application at the office of the Company during business hours, and he shall, in general, perform all duties incident to the office of Secretary.

SECTION 7. The Board of Directors may appoint an Assistant Secretary who shall have such powers and perform such duties as may be prescribed for him by the Secretary of the Company or by the Board of Directors.

SECTION 8. Unless otherwise ordered by the Board of Directors, the President shall have full power and authority in behalf of the Company to attend and to act and to vote at any meetings of the stockholders of any corporation in which the Company may hold stock, and at any such meetings, shall possess and may exercise any and all rights and powers incident to the ownership of such stock, and which as the new owner thereof, the Company might have possessed and exercised if present. The Board of Directors, by resolution, from time to time, may confer like powers on any person or persons in place of the President to represent the Company for the purposes in this section mentioned.

                                   ARTICLE IV

                                  CAPITAL STOCK

SECTION 1. The capital stock of the Company shall be issued in such manner and at such times and upon such conditions as shall be prescribed by the Board of Directors.

SECTION 2. Ownership of stock in the Company shall be evidenced by certificates of stock in such forms as shall be prescribed by the Board of Directors, and shall be under the seal of the Company and signed by the President or the Vice-President and also by the Secretary or by an Assistant Secretary.

All certificates shall be consecutively numbered; the name of the person owning the shares represented thereby with the number of such shares and the date of issue shall be entered on the Company's books.

No certificates shall be valid unless it is signed by the President or Vice-President and by the Secretary or Assistant Secretary.

All certificates surrendered to the Company shall be canceled and no new certificate shall be issued until the former certificate for the same number of shares shall have been surrendered or canceled.

SECTION 3. No transfer of stock shall be valid as against the Company except on surrender and cancellation of the certificate therefore, accompanied by an assignment or transfer by the owner therefore, made either in person or under assignment, a new certificate shall be issued therefore.

Whenever any transfer shall be expressed as made for collateral security and not absolutely, the same shall be so expressed in the entry of said transfer on the books of the Company.

SECTION 4. The Board of Directors shall have power and authority to make all such rules and regulations not inconsistent herewith as it may deem expedient concerning the issue, transfer and registration of certificates for shares of the capital stock of the Company.

The Board of Directors may appoint a transfer agent and a registrar of transfers and may require all stock certificates to bear the signature of such transfer agent and such registrar of transfer.

SECTION 5. The Stock Transfer Books shall be closed for all meetings of the stockholders for the period of ten days prior to such meetings and shall be closed for the payment of dividends during such periods as from time to time may be fixed by the Board of Directors, and during such periods no stock shall be transferable.

SECTION 6. Any person or persons applying for a certificate of stock in lieu of one alleged to have been lost or destroyed, shall make affidavit or affirmation of the fact, and shall deposit with the Company an affidavit. Whereupon, at the end of six months after the deposit of said affidavit and upon such person or persons giving Bond of Indemnity to the Company with surety to be approved by the Board of Directors in double the current value of stock against any damage, loss or inconvenience to the Company, which may or can arise in consequence of a new or duplicate certificate being issued in lieu of the one lost or missing, the Board of Directors may cause to be issued to such person or persons a new certificate, or a duplicate of the certificate, so lost or destroyed. The Board of Directors may, in its discretion refuse to issue such new or duplicate certificate save upon the order of some court having jurisdiction in. such matter, anything herein to the contrary notwithstanding.

                                    ARTICLE V

                                OFFICES AND BOOKS

SECTION 1. The principal office of the corporation, in Nevada shall be at 3181 C Pinehurst, Las Vegas, NV 89109, and the Company may have a principal office in any other state or territory as the Board of Directors may designate.

SECTION 2. The Stock and Transfer Books and a copy of the By-Laws and Articles of Incorporation of the Company shall be kept at its principal office in the County of Clark, state of Nevada, for the inspection of all who are authorized or have the right to see the same, and for the transfer of stock. All other books of the Company shall be kept at such places as may be prescribed by the Board of Directors.

                                   ARTICLE VI

                                  MISCELLANEOUS

SECTION 1. The Board of Directors shall have power to reserve over and above the capital stock paid in, such an amount in its discretion as it may deem advisable to fix as a reserve fund, and may, from time to time, declare dividends from the accumulated profits of the Company in excess of the amounts so reserved, and pay the same to the stockholders of the Company, and may also, if it deems the same advisable, declare stock dividends of the unissued capital stock of the Company.

SECTION 2. No agreement, contract or obligation (other than checks in payment of indebtedness incurred by authority of the Board of Directors) involving the payment of monies or the credit of the Company for more than $1 0,000 dollars, shall be made without the authority of the Board of Directors, or of the Executive Committee acting as such.

SECTION 3. Unless otherwise ordered by the Board of Directors, all agreements and contracts shall be signed by the President and the Secretary in the name and on behalf of the Company, and shall have the corporate seal thereto affixed.

SECTION 4. All monies of the corporation shall be deposited when and as received by the Treasurer in such bank or banks or other depository as may from time to time be designated by the Board of Directors, and such deposits shall be made in the name of the Company.

SECTION 5. No note, draft, acceptance, endorsement or other evidence of indebtedness shall be valid or against the Company unless the same shall be signed by the President or a Vice-President, and attested by the Secretary or an Assistant Secretary, or signed by the Treasurer or an Assistant Treasurer, and countersigned by the President, Vice-President, or Secretary, except that the Treasurer or an Assistant Treasurer may, without countersignature, make endorsements for deposit to the credit of the Company in all its duly authorized depositories.

SECTION 6. No loan or advance of money shall be made by the Company to any stockholder or officer therein, unless the Board of Directors shall otherwise authorize.

SECTION 7. No director nor executive officer of the Company shall be entitled to any salary or compensation for any services performed for the Company, unless such salary or compensation shall be fixed by resolution of the Board of Directors, adopted by the unanimous vote of all the Directors voting in favor thereof.

SECTION 8. The Company may take, acquire, hold, mortgage, sell, or otherwise deal in stocks or bonds or securities of any other corporation, if and as often as the Board of Directors shall so elect.

SECTION 9. The Directors shall have power to authorize and cause to be executed, mortgages, and liens without limit as to amount upon the property and franchise of this corporation, and pursuant to the affirmative vote, either in person or by proxy, of the holders of a majority of the capital stock issued and outstanding; the Directors shall have the authority to dispose in any manner of the whole property of this corporation.


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SECTION  10.  The  Company shall have a corporate seal, the design thereof being as  follows:

                                   ARTICLE VII

                              AMENDMENT OF BY-LAWS

SECTION 1. Amendments and changes of these By-Laws may be made at any regular or special meeting of the Board of Directors by a vote of not less than all of the entire Board, or may be made by a vote of, or a consent in writing signed by the holders of fifty-one percent (51%) of the issued and outstanding capital stock.

KNOW ALL MEN BY THESE PRESENTS: That we, the undersigned, being the directors of the above named corporation, do hereby consent to the foregoing By-Laws and adopt the same as and for the By-Laws of said corporation.

IN WITNESS WHEREOF, we have hereunto set our hands this 10th day of October, 1995.


Signed  for  Identification,


A  Nevada  Corporation


BY:  /s/  Troy  Flowers
     ------------------
Its:  President


EXHIBIT  3.  CONSENT  OF  CONSIDINE  &  CONSIDINE, CERTIFIED PUBLIC ACCOUNTANTS.


               CONSENT  OF  INDEPENDENT  CERTIFIED  PUBLIC  ACCOUNTANTS

We hereby consent to the use in this Registration Statement on Form 10-SB of our report dated January 25, 2000 relating to the financial statements of Troyden Corporation as of December 31, 1999.

                                       /s/  Considine  &  Considine
                                            -----------------------
                                            Certified  Public  Accountants

March  7,  2000


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